

March 14, 2013

<u>Via E-mail</u>
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

> **Re:** **EFT Holdings, Inc.**
> **Form 10-K for the year ended March 31, 2012**
> **Filed August 14, 2012**
> **Form 10-Q for the period ended December 31, 2012**
> **Filed February 11, 2013**
> **File No. 000-53730**

Dear Mr. Qin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended December 31, 2012

Financial Statements for the Period Ended December 31, 2012

Note 1 – Organization, page 9

1. We note your discussion of your beverage segment which derives revenue and expense from the bottled water factory in Baiquan, Heilongjiang Province, China. We have the following comments:

   - Please tell us where in your balance sheet this bottled water factory is recorded. Please clarify this to your investors in your upcoming Form 10-K.

- Please confirm to us that in your upcoming Form 10-K, you will disclose information related to this plant in Item 2. Properties.

- Please tell us if there are any remaining capital commitments related to the construction of this plant. If so, please confirm to us that you will disclose these capital commitments in your upcoming Form 10-K, including in the liquidity section of your MD&A.

- In your upcoming Form 10-K, please provide a discussion within MD&A explaining the basis for your belief that the factory will begin production in the second calendar quarter. Your discussion should clarify whether the factory is fully built, whether all manufacturing equipment has been purchased, whether all employees and managers have been hired, and other steps necessary to make the factory operational. To the extent that any of these steps has not been completed at March 31, 2013, please disclose the expected timing for completing each such step to support your conclusion that the factory can begin production during the second calendar quarter.

Note 6 – Property and Equipment, page 11

2. We note that you have transportation equipment with a gross balance of $11,611,785 at December 31, 2012. We have the following comments:

- We assume that this item within your property and equipment represents the OceanLaLa. Please confirm our assumption, or if our assumption is incorrect, explain to us in detail what this transportation equipment represents.

- If our assumption is correct that this represents the OceanLaLa, please tell us the net balance, i.e. net of accumulated depreciation, for the OceanLaLa. Also explain in detail how you determined that the fair value of the OceanLaLa exceeds this net balance such that no further impairment is necessary. We note that the OceanLaLa was taken out of service in August 2010 and you recorded a partial impairment at that time, but it is unclear to us whether the inactive vessel warrants further impairment.

- In your upcoming Form 10-K, if you continue to show a balance within property and equipment for the OceanLaLa, please disclose in an appropriate location within your filing an explanation of how you determined that the fair value of the OceanLaLa exceeds its net balance on your books such that no further impairment is necessary.

Note 8 – Investment in Developments in Progress, page 12

3. We note your disclosure that you suspended payments to Meifu and TransGlobe for the building in Taiwan. We further note that you have received letters from Meifu and TransGlobe terminating the contracts with you and purporting forfeitures of your

deposits. We also note that you initiated a lawsuit against Meifu and TransGlobe to recover your investment. Please tell us how you considered whether the $20.8 million investment in developments in progress was impaired as of December 31, 2012. If you continue to reflect an asset for this investment in your March 31, 2013 financial statements, please disclose in an appropriate location within your upcoming Form 10-K how you reached the conclusion that this asset was not impaired at the balance sheet date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief